As filed with the Securities and Exchange Commission on May 7, 2014

Registration No. 033-39844

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

KABUSHIKI KAISHA RICOH

(Exact name of issuer of deposited securities as specified in its charter)

RICOH COMPANY, LTD.

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(c) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(c) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Article number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18 and 21
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.	Exhibits
a.	Form of Amended and Restated Deposit Agreement dated as of August 1, 1980, as amended and restated as of October 1, 1982 and as of April 23, 1991, and as further amended and restated as of May ___, 2014 among Ricoh Company, Ltd., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

b.	Form of Letter Agreement dated March 27, 1991, between Ricoh Company, Ltd. and The Bank of New York Mellon (f/k/a/ The Bank of New York) removing Chemical Bank as Depositary and appointing The Bank of New York as successor Depositary and indicating The Bank of New York’s acceptance of such appointment. – Previously Filed.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.	Certification under Rule 466. – Not Applicable.

Item - 4.	Undertakings
Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, May 7, 2014.

Legal entity created by the agreement for the issuance of American Depositary Shares for common shares of Ricoh Company, Ltd.

By:	The Bank of New York Mellon, As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Ricoh Company, Ltd. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on May 7, 2014.

RICOH COMPANY, LTD.

By: /s/ Zenji Miura
Name: Zenji Miura
Title: Representative Director, President & CEO

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on May 7, 2014.

/s/ Shiro Kondo	Representative Director, Chairman
Name: Shiro Kondo

/s/ Zenji Miura	Representative Director, President & CEO
Name: Zenji Miura	(Principal Executive Officer)

/s/ Daisuke Segawa	Corporate Senior Vice President
Name: Daisuke Segawa	(Principal Financial and Accounting Officer)

/s/ Nobuo Inaba	Director
Name: Nobuo Inaba

/s/ Yohzoh Matsuura	Director
Name: Yohzoh Matsuura

/s/ Yoshinori Yamashita	Director
Name: Yoshinori Yamashita

/s/ Kunihiko Satoh	Director
Name: Kunihiko Satoh

Director
Name: Mochio Umeda

Director
Name: Kunio Noji

Authorized Representative in the U.S.

RICOH AMERICAS HOLDINGS, INC.
/s/ Takashi Kawaguchi
Name: Takashi Kawaguchi	Secretary

INDEX TO EXHIBITS

Exhibit
Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of August 1, 1980, as amended and restated as of October 1, 1982 and as of April 23, 1991, and as further amended and restated as of May ___, 2014 among Ricoh Company, Ltd., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.